SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

 SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 27)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNGENTA AG

(Name of Subject Company)

SYNGENTA AG

(Name of Person(s) Filing Statement)

Common shares, nominal value CHF 0.10 per share (“Common Shares”)
American Depositary Shares (“ADSs”), each representing one-fifth of a Common
Share of Syngenta AG, nominal value CHF 0.10 per share

(Title of Class of Securities)

CH0011037469 (Common Shares)

87160A100 (ADSs)

(CUSIP Number of Class of Securities)

Christoph Mäder

 Group General Counsel

Syngenta International AG

P.O. Box

CH-4002 Basel, Switzerland

+41 61 323 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Louis L. Goldberg

H. Oliver Smith

Davis Polk & Wardwell LLP

 450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 27 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Syngenta AG, a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland (the “Company”). The Schedule 14D-9 relates to a tender offer by CNAC Saturn (NL) B.V. (the “Offeror”), a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of The Netherlands, that is an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), to purchase (i) up to 100% of the issued and outstanding publicly held registered shares (Namenaktien), with a nominal value of 0.10 Swiss francs per share, of the Company (collectively the “Common Shares” and each a “Common Share”) that are held by residents in the United States (“U.S.”), including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by The Bank of New York Mellon acting as depositary, each representing one-fifth of a Common Share, of the Company (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, for $465.00 per Common Share, and $93.00 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of $0.05 per ADS for the cancellation of tendered ADSs), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016, and in the related Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, contained in the Tender Offer Statement on Schedule TO, dated March 23, 2016 filed by ChemChina and the Offeror with the SEC on March 23, 2016, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.

The following are hereby added as new paragraphs at the end of Section (b) “Tender Offer”:

“On May 10, 2017, ChemChina and the Offeror announced the Definitive Interim Results (as defined in the Offer to Purchase) of the Offers. At the end of the Main Offer Period, based on finalized numbers, a total of 75,925,206 Common Shares (including those represented by ADSs) (approximately 82.2% of the Common Shares (including those represented by ADSs)) had been tendered and not withdrawn pursuant to the Offers. The Minimum Acceptance Rate condition (as defined in the Offer to Purchase) has been satisfied and the First Settlement will occur on May 18, 2017.

On May 11, 2017, the Offeror will commence the Subsequent Offer Period (as defined in the Offer to Purchase). The Offeror will accept for payment any Common Shares or ADSs that are validly tendered before the expiration of the Subsequent Offer Period at 10:00 a.m., New York City time, on May 24, 2017. ChemChina and the Offeror expect the Second Settlement (as defined in the Offer to Purchase) to occur on June 7, 2017. At the Second Settlement, all Common Shares and ADSs that were validly tendered during the Subsequent Offer Period will be accepted for payment by the Offeror. U.S. Holders of Common Shares or holders of ADSs tendering into the Subsequent Offer Period will receive the same price per Common Share and ADS, respectively, as will be paid in the Main Offer Period pursuant to the Offer to Purchase. No interest will be paid on the purchase price for Common Shares or ADSs tendered during the Main Offer Period or the Subsequent Offer Period.”

ITEM 9. EXHIBITS.

The following is hereby added to the list of exhibits, following Exhibit No. (a)(1)(AA) “Media Release by Syngenta International AG dated May 5, 2017 (incorporated by reference to the Company’s Current Report on Form 6-K, filed on May 5, 2017).”:

Exhibit No.	Description
(a)(1)(BB)	Media Release by Syngenta International AG dated May 10, 2017 (incorporated by reference to the Company’s Current Report on Form 6-K, filed on May 10, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SYNGENTA AG

By:	/s/ Christoph Mäder
	Name:	Christoph Mäder
	Title:	Group General Counsel

Dated: May 10, 2017